Exhibit 97
HealthEquity, Inc.
Clawback Policy
1INTRODUCTION
The Board of Directors of the Company (the “Board”) believes that it is in the best interests of HealthEquity, Inc., a Delaware corporation (the “Company”) and its stockholders to create and maintain a culture that emphasizes integrity and accountability, that reinforces the Company’s pay-for-performance compensation philosophy and deters wrongdoing. Therefore, and in accordance with Nasdaq Listing Rule 5608(a), which requires recoupment of erroneously awarded incentive compensation on a “no fault” basis, the Board has adopted this Clawback Policy (this “Policy”), which provides for the recoupment of Incentive Compensation (as defined below) in the event of an Accounting Restatement (as defined below).
2REQUIREMENTS
2.1Administration
This Policy shall be administered by the Board or, if so designated by the Board, the Talent, Compensation and Culture Committee of the Board (the “Compensation Committee”), in which case references herein to the Board shall be deemed references to the Compensation Committee. Any determinations made by the Board shall be final and binding on all affected individuals.
2.2Covered Executives
This Policy applies to any current or former officer of the Company who is (or was) subject to Section 16 of the Securities Exchange Act of 1934, as amended from time to time (each, a “Covered Executive”).
2.3Recoupment; Accounting Restatement
In the event the Company is required to prepare an Accounting Restatement, the Board shall promptly require reimbursement or forfeiture of any excess Incentive Compensation received by any Covered Executive during the three completed fiscal years immediately preceding the Restatement Date (as defined below) plus, in addition to the three prior completed fiscal years, any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following those three completed fiscal years immediately preceding the Restatement Date (the “Covered Period”).

For the purposes of this Policy, “Accounting Restatement” means an accounting restatement (i) due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial restatements that is material to the previously issued financial statements (i.e., a “Big R” restatement) or (ii) that corrects an error that is not material to previously issued financial statements, but would result in a material misstatement if the error were not corrected in the current period or left uncorrected in the current period (i.e., a “little r” restatement).
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Clawback Policy

For purposes of this Policy, “Incentive Compensation” means any compensation that is granted, earned or vested based wholly or in part on the attainment of a financial reporting measure, such as revenue, net income, earnings before interest, tax, depreciation and amortization, or total custodial assets. For these purposes, “financial reporting measures” are those measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any other measures derived wholly or in part from such measures. New HSA sales, stock price, and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return) shall for purposes of this Policy be considered financial reporting measures. For the avoidance of doubt, a financial reporting measure need not be presented in the Company’s financial statements or included in a filing with the Securities and Exchange Commission.

Incentive Compensation is deemed “received” in the fiscal period during which the applicable financial reporting measure (as specified in the terms of the award) is attained, even if the payment or grant occurs after the end of that fiscal period. In addition, the date on which the Company is required to prepare an Accounting Restatement (the “Restatement Date”) is considered the earlier of (A) the date the Board concludes or reasonably should have concluded that the Company is required to prepare an Accounting Restatement and (B) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.

For illustrative purposes only, assume that a Covered Executive is granted performance-based restricted stock units (the “PRSUs”) that vest based on the cumulative revenue compound annual growth rate of the Company during the period commencing on February 1, 2023 through January 31, 2026, subject to the Covered Executive’s continued employment with the Company through such date. Assume also that settlement of the shares underlying the PRSUs is deferred to the earlier to occur of (x) January 31, 2031, and (y) the termination of the Covered Executive’s employment. For purposes of this Policy, the PRSUs described above will be deemed received on January 31, 2026 when the applicable financial reporting measure is attained.
2.4Excess Incentive Compensation; Amount Subject to Recovery; No Additional Payments
The amount to be recovered will be the excess of the Incentive Compensation received by the Covered Executive based on the erroneous data over the Incentive Compensation that would have been received by the Covered Executive had it been based on the restated results, computed without regard to any taxes paid, as determined by the Board. For Incentive Compensation based on (or derived from) stock price or total shareholder return where the amount of excess Incentive Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement, the amount shall be determined by the Board based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive Compensation was received (in which case, the Company shall maintain documentation of such determination of that reasonable estimate and provide such documentation to Nasdaq).

In the event of an Accounting Restatement, the Board shall promptly (and in all events within ninety (90) days after the Restatement Date) determine the amount of any excess Incentive
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Compensation for each Covered Executive in connection with such Accounting Restatement and shall promptly thereafter provide each Covered Executive with a written notice containing the amount of excess Incentive Compensation and a demand for repayment or return, as applicable.

Notwithstanding anything herein to the contrary, this Policy shall not apply in any situation where a restatement is not an Accounting Restatement, such as, but not limited to, a retrospective: (A) application of a change in accounting principles; (B) revision to reportable segment information due to a change in the structure of the Company’s internal organization; (C) reclassification due to a discontinued operation; (D) application of a change in reporting entity, such as from a reorganization of entities under common control; (E) adjustment to provisional amounts in connection with a prior business combination; and (F) revision for stock splits.

In no event shall the Company be required to award Covered Executives an additional payment if the restated or accurate financial results would have resulted in a higher incentive compensation payment.
2.5Method of Recoupment
If equity compensation is recoverable due to the Covered Executive vesting in such compensation (when the accounting results were the reason the equity compensation vested) in the Covered Period, the Company will recover the excess portion of the equity award that would not have vested based on the restatement, as follows: (A) if the equity award is still outstanding, the Covered Executive will forfeit the excess portion of the award; (B) if the equity award has been exercised or settled into shares (the “Underlying Shares”), and the Covered Executive still holds the Underlying Shares, the Company will recover the number of Underlying Shares relating to the excess portion of the award (less any exercise price, if any, paid for the Underlying Shares); and (C) if the Underlying Shares have been sold by the Covered Executive, the Company will recover the pre-tax portion of the proceeds received by the Covered Executive from the sale of the Underlying Shares relating to the excess portion of the award (less any exercise price, if any, paid for the Underlying Shares).

In addition, the Board may determine, in its sole discretion, any additional method for recouping Incentive Compensation hereunder which may include, without limitation: (A) requiring reimbursement of cash Incentive Compensation previously paid; (B) offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive; or (C) taking any other remedial and recovery action permitted by law, as determined by the Board.

To the extent that a Covered Executive fails to repay all excess Incentive Compensation to the Company when due (as determined in accordance with this Policy), the Company shall take all actions reasonable and appropriate to recover such excess Incentive Compensation from the applicable Covered Executive. The applicable Covered Executive shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such excess Incentive Compensation in accordance with the immediately preceding sentence.
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2.6No Indemnification
The Company shall not indemnify any Covered Executives against the loss of any incorrectly awarded Incentive Compensation that is repaid, returned, or recovered pursuant to the terms of this Policy or any claims relating to the Company’s enforcement of its rights under this Policy. Further, the Company shall not enter into any agreement that exempts any Incentive Compensation from the application of this Policy or that waives the Company’s right to recover any excess Incentive Compensation. This Policy shall supersede any such agreement (whether entered into before, on, or after the Effective Date (as defined herein)).
2.7Reporting and Disclosure
The Company shall file all disclosures with respect to this Policy in accordance with the requirement of the federal securities laws, including the disclosure requirement by the applicable Securities and Exchange Commission filings.
2.8Other Recoupment Rights; No Additional Payments
The Board intends that this Policy will be applied to the fullest extent of the law. The Board may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.
2.9Impracticability
Notwithstanding anything herein to the contrary, the Company shall not be required to take the actions contemplated by Section 2.3 above if the following conditions are met and the Board determines that recovery would be impracticable: (i) the direct expenses paid to a third party to assist in enforcing the Policy against a Covered Executive would exceed the amount to be recovered, after the Company has made a reasonable attempt to recover the applicable excess Incentive Compensation, documented such attempts, and provided such documentation to Nasdaq; (ii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. § 401(a)(13) and the regulations promulgated thereunder; or (iii) recovery would violate home country law where that law was adopted prior to November 28, 2022, provided that, before determining that it would be impracticable to recover any amount of excess Incentive Compensation based on violation of home country law, the Company has obtained an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such a violation and a copy of the opinion is provided to Nasdaq.
2.10Successors
This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators, or other legal representatives.
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3INTERPRETATION
The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy.
4AMENDMENT; TERMINATION
The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary, including as and when it determines that it is legally required by Securities and Exchange Commission rule or the rules of any national securities exchange on which the Company’s securities are listed. The Board may terminate this Policy at any time. Notwithstanding anything in this Section 4 to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any Securities and Exchange Commission rule or the rules of any national securities exchange or national securities association on which the Company’s securities are listed.
5EFFECTIVE DATE
This Policy was adopted by the Board on June 22, 2023, and is effective as of October 2, 2023 (the “Effective Date”). This Policy shall apply to Incentive Compensation that is received by the Covered Executives on or after such Effective Date.
6POLICY REVIEW
The policy owner will review this Policy annually.

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